UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

KiOR, Inc.
(Name of Issuer)

Class A Common Stock, par value $.0001 per share
(Title of Class of Securities)

064058916
(CUSIP Number)

COPY TO:

Michael P. Dimitruk Artis Capital Management, L.P. One Market Plaza Steuart Tower, Floor 27 San Francisco, CA 94105 (415) 344-6200	Jacob E. Comer Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2011
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 060458916
SCHEDULE 13D

1.	NAME OF REPORTING PERSON STUART L. PETERSON
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	16,062,805
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	16,062,805
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,062,805
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		41.0%1
14.	TYPE OF REPORTING PERSON IN, HC

1
Percentage calculations are based upon 39,133,134 issued and outstanding shares of Class A Common Stock immediately after the Issuer’s initial public offering as reported in the Issuer’s Section 424(b) Final Prospectus.

CUSIP No. 060458916

Item 1.	Security and Issuer

The class of equity securities to which this Statement relates is the Class A common stock (the “Class A Common Stock”) of KiOR, Inc., a Delaware corporation (the “Company” or the “Issuer”).  The name and address of the principal executive offices of the Company are KiOR, Inc., 13001 Bay Park Road, Pasadena, Texas 77507.

Item 2.	Identity and Background

(a)	Name

This Statement is filed by Stuart L. Peterson (the “Reporting Person”).

(b)	Principal Occupation and Business Address

The principal occupation of the Reporting Person is President of Artis Capital Management, L.P., a California limited partnership (“ACM”), and Portfolio Manager of the Artis family of funds.  The following address is the address of the principal executive offices and principal business of the Reporting Person: One Market Plaza, Steuart Tower, Floor 27, San Francisco, California 94105.

(c)	Business Address

The business address of the Reporting Person is One Market Plaza, Steuart Tower, Floor 27, San Francisco, California 94105.

(d)	Legal Proceedings

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Citizenship

The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds

ACM serves as investment adviser to the following investment funds, which are the direct holders of the Common Stock:  Artis Partners, L.P., Artis Partners 2X, L.P., Artis Partners (Institutional), L.P., Artis Partners 2X (Institutional), L.P., Artis Aggressive Growth, L.P., Artis Partners Ltd., Artis Partners 2X Ltd., Artis Aggressive Growth Master Fund, L.P., Artis Clean Tech Partners (Institutional), L.P., Artis Clean Tech Partners Master Fund, L.P., Artis Private Growth Partners, L.P., Artis Private Growth Partners II, L.P., APG2, L.P., and Artis Private Growth Partners Entrepreneurs Fund, L.P. (collectively, the “Funds”).  The shares of Class A Common Stock of the Issuer were acquired with capital contributions from the Funds.

Artis Capital Management, Inc. (“ACMI”) is the general partner of ACM.  The Reporting Person is the President of ACMI and the controlling owner of ACM and ACMI.  By virtue of these relationships, the Reporting Person may be deemed to beneficially own the securities of the Issuer held by the Funds; however, the filing of this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of the securities of the Issuer held by the Funds.

CUSIP No. 060458916

Item 4.	Purpose of Transaction

The Class A Common Stock was acquired for investment purposes. The Funds may, from time to time, depending on market conditions and other considerations, purchase additional shares or dispose of some or all of the shares held by them.

Item 5.	Interest in Securities of Issuer

(a) and (b)

For the reasons described in Item 3 above, the Reporting Person may be deemed to beneficially own 16,062,805 shares of Class A Common Stock; however, the filing of this statement shall not be construed as an admission that he is the beneficial owner of such securities.  The shares would comprise 41.0% of the total issued and outstanding Class A Common Stock (calculated based on 39,133,134 issued and outstanding shares of Class A Common Stock immediately after the Issuer’s initial public offering, as reported in the Issuer’s Section 424(b) Final Prospectus).  With respect to all of such shares of Class A Common Stock, the Reporting Person may be deemed to have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of such securities.

(c)

The trading dates, number of shares of Class A Common Stock purchased or sold, and the price per share for all transactions attributable to the Reporting Person in the shares of Class A Common Stock, within the past 60 days are set forth below:

Name	Date	Price Per Share	Number of Shares Purchased/ (Sold)(1)	Where and How Transaction was Effected
Reporting Person	6/24/2011	(2)	11,866,584	Conversion of preferred stock
Reporting Person	6/24/2011	$14.98*	313,608	Open market purchase
Reporting Person	6/24/2011	$15.00	2,250,000	Allocation in initial public offering
Reporting Person	6/27/2011	$15.00	89,770	Open market purchase
Reporting Person	6/28/2011	$14.90*	179,326	Open market purchase
Reporting Person	6/29/2011	$14.95	44,227	Open market purchase
Reporting Person	6/30/2011	$15.05*	107,452	Open market purchase
Reporting Person	7/01/2011	$15.02*	5,600	Open market purchase
Reporting Person	7/05/2011	$14.95*	2,776	Open market purchase
Reporting Person	7/06/2011	$14.97*	3,300	Open market purchase
Reporting Person	7/07/2011	$15.01*	6,585	Open market purchase
Reporting Person	7/08/2011	$14.98*	20,634	Open market purchase
Reporting Person	7/11/2011	$15.12*	119,877	Open market purchase
Reporting Person	7/12/2011	$15.00*	45,029	Open market purchase
Reporting Person	7/14/2011	$15.02*	3,909	Open market purchase
Reporting Person	7/15/2011	$15.10*	100	Open market purchase
Reporting Person	7/18/2011	$15.01*	48,014	Open market purchase
Reporting Person	7/19/2011	$14.80*	235,776	Open market purchase
Reporting Person	7/20/2011	$14.85*	52,161	Open market purchase
Reporting Person	7/21/2011	$14.84*	29,982	Open market purchase
Reporting Person	7/22/2011	$14.82*	54,754	Open market purchase
Reporting Person	7/25/2011	$14.98*	22,578	Open market purchase
Reporting Person	7/26/2011	$14.87*	54,400	Open market purchase
Reporting Person	7/27/2011	$14.68*	74,243	Open market purchase
Reporting Person	7/28/2011	$14.54*	72,298	Open market purchase
Reporting Person	7/29/2011	$14.49*	61,251	Open market purchase
Reporting Person	8/01/2011	$14.41*	19,412	Open market purchase
Reporting Person	8/02/2011	$14.15*	107,157	Open market purchase
Reporting Person	8/03/2011	$13.99*	172,002	Open market purchase

Explanation of Responses:
(1) - By virtue of the relationships described in Item 3 above, the Reporting Person may be deemed to beneficially own the securities of the Issuer held by the Funds; however, he disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.
(2) - Upon the closing of the Issuer's initial public offering, each outstanding share of Series B Preferred Stock automatically converted into one share of the Issuer's Class A Common Stock and each outstanding share of Series C Preferred Stock automatically converted into shares of the Issuer's Class A Common Stock at a conversion price equal to 80% of the initial public offering price. At the initial public offering price of $15.00, each share of Series C Preferred Stock converted into 0.4085 shares of Class A Common Stock.

* The Reporting Person undertakes, upon request by the SEC staff, the Issuer or a securityholder of the Issuer, to provide full information regarding the number of shares purchased or sold at each separate price.  The transactions effected on 6/24/2011 occurred at prices ranging from $14.75 to $15.00.  The transactions effected on 6/28/2011 occurred at prices ranging from $14.75 to $14.92.  The transactions effected on 6/30/2011 occurred at prices ranging from $14.81 to $15.15.  The transactions effected on 7/01/2011 occurred at prices ranging from $15.00 to $15.05.  The transactions effected on 7/05/2011 occurred at prices ranging from $14.91 to $15.00.  The transactions effected on 7/06/2011 occurred at prices ranging from $14.92 to $15.00.  The transactions effected on 7/07/2011 occurred at prices ranging from $15.00 to $15.02.  The transactions effected on 7/08/2011 occurred at prices ranging from $14.90 to $15.05.  The transactions effected on 7/11/2011 occurred at prices ranging from $15.05 to $15.20.  The transactions effected on 7/12/2011 occurred at prices ranging from $14.98 to $15.00.  The transactions effected on 7/14/2011 occurred at prices ranging from $14.90 to $15.10.  The transactions effected on 7/15/2011 occurred at a price of $15.10.  The transactions effected on 7/18/2011 occurred at prices ranging from $14.88 to $15.10.  The transactions effected on 7/19/2011 occurred at prices ranging from $14.60 to $14.90.  The transactions effected on 7/20/2011 occurred at prices ranging from $14.75 to $14.95.  The transactions effected on 7/21/2011 occurred at prices ranging from $14.98 to $15.10.  The transactions effected on 7/22/2011 occurred at prices ranging from $14.80 to $14.94.  The transactions effected on 7/25/2011 occurred at prices ranging from $14.95 to $15.00.  The transactions effected on 7/26/2011 occurred at prices ranging from $14.79 to $14.95.  The transactions effected on 7/27/2011 occurred at prices ranging from $14.50 to $14.70.  The transactions effected on 7/28/2011 occurred at prices ranging from $14.50 to $14.70.  The transactions effected on 7/29/2011 occurred at prices ranging from $14.26 to $14.55.  The transactions effected on 8/01/2011 occurred at prices ranging from $14.40 to $14.50.  The transactions effected on 8/02/2011 occurred at prices ranging from $13.95 to $14.50.  The transactions effected on 8/03/2011 occurred at prices ranging from $13.31 to $14.30.

CUSIP No. 060458916

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None.

Item 7.	Materials to be Filed as Exhibits

None.

CUSIP No. 060458916
Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

DATED:  August 4, 2011
By:	/s/ Stuart L. Peterson
Name: Stuart L. Peterson